UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Venus Exploration, Inc. (Name of Issuer)
Common Stock, $.01 per share (Title of Class of Securities)
923333-10-8 (CUSIP Number)
Andrew D. Mills Mustang Drilling, Ltd 101 West Fordall Henderson, TX 75652 903-657-0566 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 07, 2001 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 923333-10-8

1.	Names of Reporting Persons. Mustang Drilling, Ltd. I.R.S. Identification No. 75-2929855

2.	Check the Appropriate Box if a Member of a Group* (a.) [X] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 888,830

	8.	Shared Voting Power 952,630

	9.	Sole Dipositive Power 888,830

	10.	Shared Dipositive Power 952,630

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 952,630 shares

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Insructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 7.7%

14.	Type of Reporting Person CO
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SCHEDULE 13D
CUSIP No. 923333-10-8

1.	Names of Reporting Persons. Michael T. Wilhite, Sr. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [X] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,000

	8.	Shared Voting Power 952,630

	9.	Sole Dipositive Power 30,000

	10.	Shared Dipositive Power 952,630

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 952,630

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Insructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 7.7%

14.	Type of Reporting Person IN
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SCHEDULE 13D
CUSIP No. 923333-10-8

1.	Names of Reporting Persons. Andrew D. Mills I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [X] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 33,800

	8.	Shared Voting Power 952,630

	9.	Sole Dipositive Power 33,800

	10.	Shared Dipositive Power 952,630

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 952,630

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Insructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 7.7%

14.	Type of Reporting Person IN
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SCHEDULE 13D
CUSIP No. 923333-10-8

1.	Names of Reporting Persons. Michael T. Wilhite, Jr. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [X] (b.) [ ]

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 952,630

	9.	Sole Dipositive Power 0

	10.	Shared Dipositive Power 952,630

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 952,630

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Insructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 7.7%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer Common Stock, $.01 per share Venus Exploration, Inc. 1250 NE Loop 410, Suite 100 San Antonio, Texas 78209

Item 2. Identity and Background.

(a)

Name:  Mustang Drilling, Ltd ("MDL")is a Texas limited partnership whose principal business is oil and gas exploration. Mustang Delaware, LLC, a Delaware limited liability company, is the General Partner of MDL ("GP"). Both MDL and GP are owned by MDI Energy Corp., a Texas corporation, whose executive officers, directors and controlling persons are Michael T. Wilhite, Sr., Andrew D. Mills and Michael T. Wilhite, Jr.

(b)	Residence or business address: 101 West Fordall Henderson, Texas 75652

(c)

Present Principal Occupation or Employment:  Michael T. Wilhite, Sr. - President of MDL
         Andrew D. Mills - Vice President - Manager East Texas Division of Pioneer Drilling Co., Ltd., 9310 Broadway, Building 1, San Antonio, Texas 78217, an oil and gas drilling company.
         Michael T. Wilhite, Jr. - student

(d)	Criminal Conviction: No.

(e)	Court or Administrative Proceedings: No.

(f)	Citizenship: U.S.

Item 3. Source and Amount of Funds or Other Consideration:

          MDL used working capital to purchase the shares of Venus Exploration, Inc. ("Issuer")for $666,622.50 from Stratum Group, L.P. effective June 7, 2001. Michael T. Wilhite, Sr. acquired an aggregate of 30,000 shares of the Issuer between May 1 and May 14, 2001 for an aggregate purchase price of $22,500 in cash paid from his personal funds. Andrew D. Mills acquired an aggregate of 33,800 shares of the Issuer between April 26 and May 3 for an aggregate purchase price of $27,160 in cash paid from his personal funds.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         Each of the reporting persons effected the transactions reported in this statement for investment purposes; however, the reporting persons may change any of his or its current intentions, acquire additional shares of Issuer Common Stock, sell or otherwise dispose of all or any part of the Common Stock owned by the reporting person or take any other action with respect to the Issuer or any of its securities, in any manner permitted by law, depending upon future business and financial considerations.

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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
The reporting persons may acquire additional securities of the issuer, based on the market price of those shares and other factors.
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
None
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
None
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
None
(e) Any material change in the present capitalization or dividend policy of the issuer;
None
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

None
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
None
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

None
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
None
(j) Any action similar to any of those enumerated above.
None

Item 5. Interest in Securities of the Issuer.

(a) Mustang Drilling, Ltd. - 952,630 shares, or 7.7% Michael T. Wilhite, Sr. - 952,630 shares, or 7.7% Andrew D. Mills - 952,630 shares, or 7.7% Michael T. Wilhite, Jr. - 952,630 shares, or 7.7%

(b)

Mustang Drilling, Ltd. sole power to vote - 888,830
          shared power to vote - 952,630
          sole power to dispose - 888,830
          shared power to dispose - 952,630
         Michael T. Wilhite, Sr. sole power to vote - 30,000
          shared power to vote - 952,630
          sole power to dispose - 30,000
          shared power to dispose - 952,630
         Andrew D. Mills sole power to vote - 33,800
          shared power to vote - 952,630
          sole power to dispose - 33,800
          shared power to dispose - 952,630
         Michael T. Wilhite, Jr. sole power to vote - 0
          shared power to vote - 952,630
          sole power to dispose - 0
          shared power to dispose - 952,630

(c)

Effective June 7, 2001, MDL purchased from Stratum Group, L.P., a Delaware limited partnership ("Stratum"), 888,830 shares of Common Stock of the Issuer for an aggregate purchase price of $666,622.50, or $.75 per share. The transaction was effected in a private placement pursuant to a letter agreement between Stratum and MDL dated June 4, 2001. The shares were issued and delivered to Mustang on June 7, 2001. In separate transactions, Michael T. Wilhite, Sr. personally acquired 30,000 shares of the Issuer between May 1 and May 14, 2001 for an aggregate purchase price of $22,500, and Andrew D. Mills personally acquired 33,800 shares of the Issuer between April 26 and May 3, 2001 for an aggregate purchase price of $27,160.

(d) None

(e) NA

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None
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Item 7. Material to be Filed as Exhibits. Exhibit A - Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1)(iii).

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2001
Mustang Drilling, Ltd.
By:	/s/ Andrew D. Mills Andrew D. Mills
Title:	Vice President, Mustang Drilling GP, LLC, the sole General Partner
By:	/s/ Michael T. Wilhite, Sr. Michael T. Wilhite, Sr.
By:	/s/ Andrew D. Mills Andrew D. Mills
By:	/s/ Michael T. Wilhite, Jr. Michael T. Wilhite, Jr.

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